

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2015

Omar Barrientos
Principal Executive Officer
Global Fashion Technologies, Inc.
9915 Bell Ranch Drive
Santa Fe Springs, CA, 90670

> **Re: Global Fashion Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 16, 2014**
> **File No. 000-52047**

Dear Mr. Barrientos:

We issued comments to you on the above captioned filing on November 19, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 13, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Peter J. Vazquez, Esq.